Exhibit 99.3

REPORTS ON INTERNAL CONTROL

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of BCE to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s evaluation of and conclusion on the effectiveness of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of Astral, which we acquired on July 5, 2013. Astral’s contribution to our consolidated financial statements for the year ended December 31, 2013 was approximately 2% of consolidated revenues and 3% of consolidated net earnings. Additionally, on December 31, 2013, Astral’s current assets and current liabilities were approximately 18% and 3% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 7% and 1% of consolidated non-current assets and non-current liabilities.

Based on that evaluation, which excluded Astral’s internal control over financial reporting, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer concluded that our internal control over financial reporting was effective as at December 31, 2013.

Our internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our consolidated financial statements for the year ended December 31, 2013. Deloitte LLP issued an unqualified opinion on the effectiveness of our internal control over financial reporting.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller

March 6, 2014

106 BCE Inc. 2013 Annual Report

REPORTS ON INTERNAL CONTROL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of BCE Inc.

We have audited the internal control over financial reporting of BCE Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Astral Media Inc. (Astral), which was acquired on July 5, 2013. Astral’s contribution to the consolidated financial statements for the year ended December 31, 2013 was approximately 2% of consolidated revenues and 3% of consolidated net earnings. Additionally, at December 31, 2013, Astral’s current assets and current liabilities were approximately 18% and 3% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 7% and 1% of consolidated non-current assets and non-current liabilities, respectively. Accordingly, our audit did not include the internal control over financial reporting at Astral. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 6, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of the new accounting standards, IAS 19 Employee Benefits (amended 2011) and IFRS 11, Joint Arrangements.

(signed) Deloitte LLP [1]

Montréal, Canada
March 6, 2014
 (1) CPA auditor, CA, public accountancy permit No. A104644

BCE Inc. 2013 Annual Report 107